EXHIBIT 13.3

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                         TRI-NATIONAL DEVELOPMENT CORP.

                                                                         PAGE
                                                                         ----

Report of Don Harrison, CPA  - Independent Auditor . . . . . . . . . . F-TRI-2
Consolidated Balance Sheets as of April 30, 2001 and 2000. . . . . . . F-TRI-3
Consolidated Statements of Operations for year ended April 30, 2001. . F-TRI-4 Consolidated Statements of Cash Flows for year ended April 30, 2001. . F-TRI-5
Notes to Consolidated Financial Statements . . . . . . . . . . . . . . F-TRI-6


                                     F-TRI-1

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


I have audited the accompanying balance sheets of Tri-National Development Corp. as of April 30, 2000 and 2001, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted the audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audits provide a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 22 to the financial statements, the Company has suffered major losses from operations and has an excessive net working capital that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 22. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, except for the going concern uncertainty discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Tri-National Development Corporation as of April 30, 2000 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ DON HARRISON
Don Harrison
A CPA

August 14, 2001

                                   F-TRI-2

                         TRI-NATIONAL DEVELOPMENT CORPORATION
                              CONSOLIDATED BALANCE SHEETS

                                                     April 30, 01        April 30, 00
ASSETS:                                              ------------        ------------
-------
Current  assets:
----------------
Cash in banks                                        $      8,969        $     81,294
Accounts receivable, net                                  352,665           1,715,844
Citizens Business Bank Judgment Receivable (Note 2)                         6,092,065
                                                     -------------       -------------
    Total current assets                                  361,634           7,889,202
                                                     -------------       -------------

Investments:
------------
NetRom, Inc. convertible preferred stock (Note 3)                           1,292,794
Taig convertible preferred stock (Note 4)               1,150,000           3,000,000
MRI medical diagnostics, Inc. (Note 5)                                         18,185
Hills of bajamar (Note 6)                               4,951,195           4,219,577
Plaza resort timeshares (Note 7)                       14,648,501          14,645,085
Assisted living-Youngtown (Note 8)                                         16,999,119
Assisted living-Other Locations in process (Note 9)       579,974           2,450,516
Plaza rosarito (Note 10)                               11,472,349          11,883,398
Portal del mar condominiums (Note 11)                   1,645,122           1,484,232
Hall of fame fitness center (Note 12)                                          50,708
Alpine Gardens East (13)                                2,373,923           4,295,270
El Mirador Center (14)                                     50,000                   -
International health network (Note 15)                     17,334              17,334
                                                     -------------       -------------
    Total investments                                  36,888,399          60,356,219
                                                     -------------       -------------

Other assets:
-------------
Cash in banks - Restricted (16)                           114,692           5,126,879
Capitalized equipment lease                                     -             408,264
Property, furniture, and equipment, net                         -               3,169
Other Assets                                                                   34,654
                                                     -------------       -------------
    Total other assets                                    114,692           5,572,965

                                                     -------------       -------------
    Total Assets                                     $ 37,364,725        $ 73,818,387
                                                     =============       =============

Liabilities and stockholders' equity:
-------------------------------------
Current liabilities:
--------------------
Accounts payable and accrued liabilities             $  4,703,837        $  2,300,319
Citizens Business Bank Judgment expenses (Note 2)               -           3,171,838
Loans payable-short term-1 year or less (Note 17)      21,357,469          33,686,763
                                                     -------------       -------------
    Total current liabilities                          26,061,306          39,158,920


Deferred revenue                                                -           4,502,035
Notes payable-net of current portion (Note 18)          9,079,055          20,796,075
                                                     -------------       -------------
    Total Liabilities                                  35,140,361          64,457,030
                                                     -------------       -------------

Stockholders' equity:
---------------------
Common stock                                           16,648,437          13,814,089
Paid in Capital                                                             1,431,142
Convertible preferred stock                                                         -
Accumulated deficit (Note 19)                         (14,424,073)         (5,883,874)
                                                     -------------       -------------
    Total stockholders' equity                          2,224,364           9,361,357
                                                     -------------       -------------

Total Liabilities and Stockholders' Equity           $ 37,364,725        $ 73,818,387
                                                     =============       =============

See accompanying notes.

                                        F-TRI-3

                      TRI-NATIONAL DEVELOPMENT CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND CHANGES IN RETAINED EARNINGS


                                                         Year Ended
                                               --------------------------------
                                               April 30, 01        April 30, 00
                                               ------------        ------------
Revenues:
---------

  Revenues                                    $     12,060        $    194,579
                                              -------------       -------------
Operating Expenses:
-------------------

  Corporate note expense (Excluding interest)       (7,056)          2,271,959
  Consulting fees                                  286,608             317,875
  Sales and marketing                               94,428             478,011
  Legal, accounting and insurance                  153,634             248,696
  Interest expense                               1,421,645           1,298,806
  General and administrative                       783,421           1,571,391
                                              -------------       -------------
    Total operating expenses                     2,732,680           6,186,738

                                              -------------       -------------
Loss from Operations                            (2,720,620)         (5,992,159)

Other Expenses and Losses
-------------------------
  Write-down of Investments                     (3,560,660)           (112,252)
  Write-down of Marketable Securities           (1,310,979)                  -
  Judgment Losses                                 (947,940)
  Loss on sale of securities                             -          (1,251,978)
                                              -------------       -------------

Loss before taxes                               (8,540,199)         (7,356,388)

less:income tax                                          -                   -

Extraordinary items - net of tax                         -           7,889,017

                                              -------------       -------------
Net income (loss)                               (8,540,199)            532,629

Accumulated Deficit, beginning                  (5,883,874)         (6,416,502)

                                              -------------       -------------
Accumulated Deficit, ending                   $(14,424,073)       $ (5,883,874)
                                              =============       =============

Earnings (Loss) per share-fully diluted       $     (0.205)       $      0.015

Earnings per share-fully diluted
 (Extraordinary item)                         $          -        $       0.23


See accompanying notes.

                                   F-TRI-4

                         TRI-NATIONAL DEVELOPMENT CORPORATION
                        CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                           Year Ended
                                                --------------------------------
                                                April 30, 01        April 30, 00
                                                ------------        ------------

Cash flows from operating activities
------------------------------------
  Net cash loss from operations                $ (2,225,652)       $ (3,449,062)
  Accounts receivable                               147,500             111,875
  Accounts Payable                                        -             (22,597)
                                               -------------       -------------
      Net cash from operating activities         (2,078,152)         (3,359,784)
                                               -------------       -------------
Cash flows from Investing activities
------------------------------------
  Furniture and Equipment                                                25,687
  Alpine Gardens East                              (365,954)             (5,669)
  MRI Medical Diagnostics                            18,184               6,453
  Assisted Living-Youngtown                               -          (4,862,054)
  Assisted Living-Other Projects                  1,942,898          (1,933,095)
  NetRom Convertible Preferred Stock                      -             455,228
  Hills of Bajamar                                 (708,852)            (51,234)
  Plaza Rosarito                                   (436,649)         (8,546,694)
  Portal Del Mar                                          -          (1,384,232)
  Hall of Fame Fitness Center Building                    -                (150)
  International Health Network                            -               1,166
  Capitalized equipment lease                             -             (70,810)
  Plaza Resort Timeshares                            (3,416)         (1,290,541)
  El Mirador                                        (50,000)
  Restricted cash - build out of Youngtown                -          (5,126,879)
  Other Assets                                      (85,830)            (11,888)
                                               -------------       -------------
      Net Cash used by investing activities         310,381         (22,794,712)
                                               -------------       -------------

Cash flows from financing activities
------------------------------------
  Notes and Loans Payable                          (538,402)         25,682,124
  Common Stock Private Placements & Warrants      2,233,848              92,643
                                               -------------       -------------
      Net Cash provided by financing activities   1,695,446          25,774,767
                                               -------------       -------------


      Net increase (decrease) in cash               (72,325)           (379,729)
      Cash at beginning of period                    81,294             461,023
                                               -------------       -------------
      Cash at end of period                    $      8,969        $     81,294
                                               =============       =============

See accompanying notes.

                                     F-TRI-5

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEAR ENDING APRIL 30, 2001 (Audited)


NOTE 1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS ACTIVITY

Tri-National Development Corp. ("TND" or the "Company") is a multi-faceted international real estate development, sales and management company, publicly traded under the symbol "TNAV" on the NASDAQ OTC BB and under the symbol "TND" on the Hamburg Stock Exchange and the Frankfurt Stock Exchange. The Company's development efforts are focused in four major areas: residential development, resort properties, commercial development and senior and assisted living facilities.

The Company was incorporated on July 31, 1979 as Rocket Energy Resources Ltd. under the laws of the Province of British Columbia, Canada by registration of its Memorandum and Articles. The Company changed its name to MRI Medical Technologies, Inc. in April of 1989. On December 7, 1992, the Company changed its name to Tri-National Development Corp. and recapitalized on the basis of five (5) common shares of MRI Medical Technologies, Inc. for one (1) common share of Tri-National Development Corp. In January of 1997, the Shareholders approved a special resolution to change the corporate domicile from Vancouver, B.C. to the state of Wyoming. On February 24, 1997, the Company's Articles of Continuation were accepted by the state of Wyoming and it is now incorporated in good standing under the laws of the State of Wyoming. The Company maintains its executive offices in San Diego, California at 480 Camino Del Rio S. in Suite 140 and its telephone number is 619-718-6370.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Greater San Diego Imaging Center, a 100% owned subsidiary, Tri-National Holdings, S.A. de C.V., a 60% owned subsidiary, Planificacion Desarrollos de Jayay, SA de CV, a 100% owned subsidiary, Inmobilaria Plaza Baja California, S.A., a 100% owned subsidiary, and Alpine Gardens East, Inc., a 51% owned subsidiary. All material intercompany accounts and transactions have been eliminated in the consolidation.

EARNINGS PER SHARE

Primary earnings per share have been computed based on the weighted average number of shares and equivalent shares outstanding during each period. The dilutive effect of stock options and warrants has been considered in the computation of equivalent shares and is included from the respective dates of issuance.

The fully diluted computation is based on the number of shares for the year ending April 30, 2000 and 2001. The computation contemplates the dilutive effects of common stock equivalent shares as well as conversion of the convertible preferred stock.

Since the date of issuance of the warrants and options, both primary and fully diluted earnings per share computations limit the assumption of the repurchase of treasury shares to a maximum of 20% of the outstanding shares of the Company.

In prior quarters, the Company had inadvertently included common stock issued as collateral for loans in the total issued and outstanding. In the current quarter and year end, the Company has made the proper calculations and deducted common shares issued as collateral from the total issued and outstanding.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost and depreciated over the estimated useful lives of the assets (three to five years) using the straight line method.

                               F-TRI-6

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEAR ENDING APRIL 30, 2001 (Audited)

NOTE 2.   CITIZENS BUSINESS BANK JUDGMENT RECEIVABLE

In March 1992, the Company advanced $383,064 to MRI Medical Diagnostics, Inc. for a joint venture interest in its subsidiary, MRI Grand Terrace, Inc., a California corporation, to enable it to acquire a retirement hotel located in Grand Terrace, California. In addition to the joint venture interest, the loan was evidenced by a 15% note receivable from MRI Medical Diagnostics, Inc. and a second trust deed and an assignment of rents from MRI Grand Terrace, Inc.. On March 22, 1993, MRI Grand Terrace, Inc. filed a complaint against Chino Valley Bank, now known as Citizens Business Bank (AMEX:CVB), as a result of the purchase of the residential retirement hotel in Grand Terrace from the Chino Valley Bank. MRI Grand Terrace, Inc. claimed that the sellers of the property (Chino Valley Bank) had failed to disclose that the property's parking lot encroached on the property of the adjacent parcel of land. Contrary to the bank's representations, the Conditional Use Permit (CUP) under which the hotel was operating was in violation, which restricted the ability of TND and MRI Grand Terrace, Inc. to operate, refinance or sell the facility. MRI Grand Terrace, Inc. stopped making mortgage payments to the mortgage holder (the same Chino Valley Bank), which then filed a Notice of Default as an initial step to foreclosure on the property. MRI Grand Terrace, Inc. then sought Bankruptcy protection in July of 1993, and was ultimately dismissed from Bankruptcy in May of 1995. The Chino Valley Bank subsequently sold the property in foreclosure to itself. TND filed it's own action against the Chino Valley Bank in early 1995, claiming that it was defrauded and misrepresented when it advanced the $383,064 for the closing in 1992. The Company purchased the stock of MRI Grand Terrace, Inc., as described in Note 4 to these financial statements, in an effort to control both lawsuits. As a result of the uncertainty of the final results of the lawsuits, the Company previously wrote off the investment. In May of 1998, TND and MRI Grand Grace, Inc. received judgments in their favor for fraud, intentional misrepresentation and deceit/negligent misrepresentation in the Superior Court of San Bernardino, California. TND and MRI Grand Terrace, Inc. received judgments totaling almost $5 million dollars, including punitive and compensatory damages, plus pre-trial interest. Beginning May 7th, 1998 the $5 million judgment began accruing, post judgment interest of 10% or $1,400 per day until the full award is paid. A 35% portion of the award is due to the Company's attorney. The attorneys, however, filed for recovery of those fees as an additional award that was heard and approved September 25, 1998. On December 3, 1998, the court awarded the Company an additional $185,000 in legal fees.

The bank filed its appeal on June 16, 1999 and we filed our answer to their appeal September 16 1999, with oral arguments held on September 6, 2000. The Appellate Court came back with a recommendation for a retrial based on inconsistent verdicts in the first trial. This gave Tri-National the right to cross appeal. However, we decided not to exercise this right on the basis of the additional damages we believe we could show in the second trial that were not permitted in the first trial. Currently, the court has ordered the case to arbitration prior to scheduling the second trial. Due to uncertainty of arbitration and the outcome of the second trial, the Company has written off the original judgment.


                            F-TRI-7

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEAR ENDING APRIL 30, 2001 (Audited)


NOTE 3.   NETROM, INC. CONVERTIBLE PREFERRED STOCK

In January of 1998, the Company, on behalf of its wholly-owned Mexican subsidiary, Planificacion y Desarrollo Regional Jatay, S.A. de C.V., sold 50 acres of its Hills of Bajamar property to NetRom, Inc., a California publicly traded corporation for $60,000 per acre, for a total purchase price of $3,000,000, plus construction and management contracts on said 50 acres.

NetRom, Inc. delivered to Tri-National Development Corp. at closing, 1,000,000 shares of its Preferred Convertible stock at a value of $3.00 per share for a total value of $3,000,000. The preferred stock accumulated interest at a rate of 15% per annum and was to be convertible into common stock at $3.00 per share or market price for the 10 day average prior to the date of conversion, whichever is less, but in no event less than $1.50 per share. The conversion date was at the option of Tri-National Development Corp., however, no sooner than 12 months from the date of closing and in no case later than 15 days after the common stock of NetRom, Inc. trades at or above $4.00 per share for a period of thirty consecutive days.

Additionally, NetRom, Inc. provided TND warrants to purchase 1,000,000 common shares at a price of $1.25 per share, presumed that NetRom, Inc. would achieve its stated projection of $.31 per share in earnings for the year ending December 31, 1998. In the event that NetRom, Inc. fell below the $.31 per share earnings projection, but no lower than $.21 in earnings for that period, then the warrant price would fall to $1.00 per share. Further, if the earnings fell to between $.11 and $.21, then the option price would be reduced to $.75 per share and in the event the earnings fell below $.11 per share, the option price would be reduced to $.50 per share. The price and terms for the property were based on arms length negotiations between the parties and was approved by the Board of Directors of TND and the shareholders of NetRom, Inc. at their Annual Meeting of Shareholders, held on January 19, 1998.

In April of 1999, the Company converted the 1,000,000 shares of Netrom, Inc. preferred shares to 2,320,345 shares of restricted common shares and released for sale shares within the volume limitations pursuant to Rule 144. As of April 30, 2001, the Company has sold 1,820,345 shares at an average price of approximately $.30. Current NetRom, Inc. management is in the process of renegotiating this contract.

NOTE 4. VIPER NETWORKS, INC. (FORMERLY TAIG VENTURES, INC.) PREFERRED CONVERTIBLE STOCK

In June of 1998, the Company, on behalf of its wholly-owned Mexican subsidiary, Planificacion y Desarrollo Regional Jatay, S.A. de C.V., a Mexican corporation, sold 50 acres of its Hills of Bajamar property to Taig Ventures, Inc., a Utah telecommunications corporation for $60,000 per acre, for a total purchase price of $3,000,000, plus construction and management contracts on said 50 acres.

Taig Ventures, Inc. delivered to Tri-National Development Corp. at closing, 3,000,000 shares of its Convertible Preferred Non-Voting Class B shares at a value of $1.00 per share for a total value of $3,000,000. The preferred stock accumulates interest at a rate of 15% per annum and will be convertible into common stock at $1.00 per share or market price for the 10 day average prior to the date of conversion, whichever is less, but in no event less than $.75 per share. The conversion date is at the option of Tri-National Development Corp., however, no sooner than 12 months from the date of closing and in no case later than 15 days after the common stock of Taig Ventures, Inc. trades at or above $2.00 per share for a period of thirty consecutive days.

                               F-TRI-8

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEAR ENDING APRIL 30, 2001 (Audited)

NOTE 4 CONTINUED

Additionally, Taig Ventures, Inc. provided TND warrants to purchase 1,000,000 common shares at a price of $3.00 per share, presuming that Taig's common shares are trading at $4.00 or higher; $2.00 per shares if Taig's common shares are trading between $3.00 and $4.00 per share; $1.25 per share if Taig's common shares are trading between $2.00 and $3.00; and in no event less than $.75. The price and terms for the property are based on arms length negotiations between the parties and was approved by the Board of Directors of TND and the shareholders of Taig Ventures, Inc. at their Annual Meeting of Shareholders, held on April 30, 1999.

On November 15, 2000, Taig Ventures, Inc. executed a definitive Securities Purchase Agreement and Plan of Reorganization (the "Purchase Agreement") pursuant to which Taig Ventures, Inc., acquired 100% of the outstanding common shares of Viper Networks, Inc. ("VIPER-CA"), a California corporation, in exchange for 36,000,000 common shares of Taig Ventures, Inc..

The acquisition was effected through a Plan of Reorganization (the "Reorganization"), with Viper Networks, Inc. as the surviving corporation. Upon consummation of the Purchase Agreement, Reorganization and approval by the shareholders and the Board of Directors of Taig Ventures, Inc. at an Extraordinary Meeting of the Shareholders held December 29, 2000, (1) the name of the Company was changed to Viper Networks, Inc., leaving VIPER-CA, as a wholly-owned subsidiary and (2) a reverse split of the common stock was effected on a 1 for 12 basis. The preferred shares were not affected by the reverse split of the common stock.

NOTE 5.   MRI MEDICAL DIAGNOSTICS, INC.

In 1992 the Company sold its wholly owned subsidiary, MRI Medical Diagnostics Inc., a California corporation to Petro-Global, Inc., a Colorado publicly traded corporation. In return, the Company received 6,000,000 restricted common shares of the purchaser, Petro-Global, Inc., plus certain mineral properties and leases. In 1992, the mineral properties were written down to a nil value in the records and the name was changed from Petro-Global, Inc. to MRI Medical Diagnostics, Inc.(MRI-Med). MRI-Med filed for Chapter 11 bankruptcy protection in July 1993 in conjunction with the Chino Valley Bank action (see Note 2). After dividends in kind totaling 2,000,000 shares in 1992 and 1993 to TND shareholders, and due to uncertainty in the underlying value of the remaining 4,000,000 MRI-Med shares held by the Company, the carrying cost of these shares was written-off in 1994. Tri-National Development Corp. filed a reorganization plan on behalf of MRI-Med in August 1995 and, in settlement of the litigation described in Note (2), the Company received 5,900,000 shares of MRI-Med at a deemed value of $0.50 per share, ordered by the U.S. Federal Bankruptcy Court, plus 1,400,000 shares for reimbursement of current expenses. In July of 1997, MRI-Med recapitalized on a 1 for 5 basis. The investment is recorded in the books at a cost of $496,994. The Company declared and paid a stock dividend of 750,000 shares of MRI-Med to TND shareholders of record August 31, 1997 and declared a second stock dividend of an additional 750,000 to TND shareholders of record January 27, 1998. After the stock dividends paid to TND shareholders in 1992, 1993, 1997 and 1998, and shares sold to finance the reorganization, the Company retained approximately 415,000 post-split shares of MRI-Med. In September 2000, MRI-Med completed a reverse merger with HomeZipr, Inc., a Delaware corporation, specializing in providing residential mortgages. MRI-Med subsequently completed a name change to HomeZipr, Inc. and recapitalized its common stock on a 1 for 18 basis. HomeZipr, Inc. now trades on the NASDAQ OTC BB under the symbol, "HZPR".

                          F-TRI-9

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEAR ENDING APRIL 30, 2001 (Audited)


NOTE 6.   REAL ESTATE DEVELOPMENT PROPERTY: HILLS OF BAJAMAR

The Hills of Bajamar property is a 2,500-acre parcel located in the Municipality of Ensenada, on the Pacific Ocean side of Baja California, Mexico, roughly 50 miles south of San Diego, California. The purchase contract completed in 1992 through the Company's wholly-owned Mexican subsidiary, Planificacion Desarollos de Jatay, S.A. de C.V. ("Planificacion"), provides for an overall purchase price of $6,000,000 for the 2,500 acres ($2,400 per acre or $.60 per sq. meter). The property is being purchased on a gradual basis in 247-acre increments at $600,000 apiece. In September 1998, the Company, in accordance with its contract, had taken title to its second 247-acre parcel and in September 2000, in accordance with its contract, the Company had taken title to its third 247-acre parcel. This last 247-acre parcel gives the Company title to a total of approximately 750 acres with construction rights to all 2,500 acres and places the unpaid balance of roughly 1,750 acres in trust with Banco Ixe. Title to additional acres will be released to the Company as annual payments are made to the seller. In the event the Company is unable to make its scheduled annual payments, the Company maintains ownership of any the property already paid for, while the unpaid property in trust is subject to cancellation and the property will be subject to refinancing under which the Company may be required to pay a significantly higher price per acre. Balance owing on the remaining 1,750 acres is $4,200,000 at $600,000 annually with no interest until 2003.

NOTE 7.   PLAZAS RESORT TIMESHARES AND COMMERCIAL PROPERTY

In December of 1996, the Company entered into an acquisition agreement with Valcas Internacional, S.A., to acquire 100% of the stock of Inmobilaria Plaza Baja California, S.A., a Mexican corporation, including its existing assets, which include 16+ developed acres of ocean front land within the Bajamar resort with plans for 328 vacation ownership (timeshare) units for $13,079,055, payable with notes for $9,079,055 and 1,000,000 Class B Series B Convertible Preferred shares with a value of $4.00 per share(See "NOTES PAYABLE"). During the Company's year end April 30, 2000, the Company paid $200,000 additional as it modified the original contract and converted the Class B Series B Preferred shares to common.

NOTE 8.   ALPINE GARDENS EAST, INC.

Alpine Gardens East, Inc. ("AGE") is a Nevada corporation created to acquire and develop senior and assisted living facilities primarily in the S.W. United States. In January of 1998, the Company acquired 51% of this corporation for a combination of $270,500 in cash and 864,500 shares of Class B Series B preferred stock. The Class B Series B preferred stock was converted to 864,500 common shares during year end April 30, 2000. AGE facilities are expected to combine housing, minimum health care and personal support for elderly residents who need assistance with certain activities of daily living, without the need of a complete nursing facility. The Company has reduced the value of this investment to $2,373,823, as it no longer maintains a majority interest in the Youngtown Gardens (See Note 9).

NOTE 9.   ASSISTED LIVING - YOUNGTOWN

In June of 1998, AGE closed on a 5.5 acre developed parcel to build its first independent and assisted living project, known as Youngtown Gardens, in Youngtown, Arizona, just north of Phoenix and adjacent to Sun City. In July of 1999, a formal ground breaking took place with the Mayor of Youngtown and the Company for the recently finished construction on two models. The project was completed with a $10,500,000 construction loan from Vestin Mortgage (formerly Del Mar Mortgage). This facility includes 40 two-bedroom units, 50 one-bedroom units and 36 units reserved for Alzheimer and Dementia residents.

To reduce its liability during the fourth quarter ending April 30, 2001, the Company successfully completed an assignment of the $13,000,000 construction loan and accrued interest and penalties to its minority partner in this project in exchange for a reduced participation of 20% of the future net profits after debt service

                            F-TRI-10

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEAR ENDING APRIL 30, 2001 (Audited)


NOTE 10.  ASSISTED LIVING - OTHER LOCATIONS IN PROCESS

In October of 1998, the Company entered into a purchase agreement to acquire
3.66 acres of undeveloped property overlooking the Pacific Ocean in Carlsbad, California for $2,900,000, with a $125,000 down payment. The Company, through its majority owned subsidiary, Alpine Gardens East, planned to develop and operate this assisted living facility, with an Alzheimer's care component. As of April 30, 2001, the Company had paid a total of $125,000 in connection with this investment, prior to forgoing its rights to complete the acquisition due to limited available funds.

In November of 1999, the Company, through a joint venture agreement, closed and completed escrow to acquire a fully-zoned 22-acre parcel of real property with plans, located in Temecula, California for $4,300,000 for a combination of cash and notes. During the fourth quarter ending April 30, 2001, the joint venture filed for Chapter 11 Reorganization to receive the time required to close on the necessary financing to pay off the bridge loan provide the construction financing. The joint venture has plans to develop a fully-inclusive senior community that will offer medical facilities, Alzheimer's and dementia care, independent and assisted living and senior single family housing. The joint venture named this project, The Arbors at Temecula, and plans to start construction in late- 2001.

In April of 1999, the Company acquired 2.39 acres of undeveloped land in San Marcos, California for $800,000 (See "Legal Proceedings").

NOTE 11.  PLAZA ROSARITO

On November 20, 1998, Tri-National Holdings, S.A. de C.V., a Mexican subsidiary, which is a 50/50 after cost of money joint ventrue with Bersain Guttierrez Zenteno, a Mexican national, purchased the Plaza San Fernando from Banco Bital with a $1 million cash down payment. In July of 1999, Capital Trust Inc. of New York provided the remaining $8 million necessary to close and complete the escrow. In March of 2001, the Company received a 60-day forbearance from Capital Trust, Inc. for the repayment of the $8 million and has subsequently defaulted (See "LEGAL PROCEEDINGS").

NOTE 12.  PORTAL DEL MAR CONDOMINIUMS

In February of 1999, the Company, through a Mexican subsidiary, signed purchase agreements and provided the $500,000 down payment to acquire Portal Del Mar for $1,250,000. Portal Del Mar is a 123-unit, 2 and 3- bedroom condominium development on 6 acres overlooking the Pacific Ocean in Baja California, Mexico, just south of Rosarito Beach. The 126 ocean view condominiums are in various stages of completion, with approximately 46 completed. The Company is seeking a financing commitment for $7.5 million to complete the remaining 80 units, add a clubhouse, 3 tennis courts, 2 pools and a spa with beach access and palapas.

NOTE 13.  HALL OF FAME FITNESS CENTER

In February of 1999, the Company, through a Mexican subsidiary, signed purchase agreements and provided a non-refundable $50,000 down payment to acquire the former Banco Atlantico building for $950,000. The former Banco Atlantico building is a 20,000 square foot, 2-story commercial building in the heart of the banking district in Tijuana, Mexico. With a primary focus over the last year of restructuring the $8 million loan with Capital Trust, the Company was unable to provide the necessary funds to close this escrow and has subsequently written off the down payment.

                           F-TRI-10

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEAR ENDING APRIL 30, 2001 (Audited)

NOTE 14.  EL MIRADOR

During the year ended April 30, 2001, the Company signed agreements to acquire a 20,000 square foot commercial building situated a 6-acre parcel on a bluff 1,000 feet above sea level overlooking the Pacific Ocean with some of the most dramatic views in Baja California, for a total purchase price of $450,000. Mirador is located directly south of the Bajamar Ocean Front Hotel and Golf Resort and adjacent to the south rim of the Company's Hills of Bajamar property.

NOTE 15.  INTERNATIONAL HEALTH NETWORKS, INC.

International Health Networks, (IHN) is Nevada corporation and a majority- owned non-active of the Company. IHN is intended to be a multitude of U.S. medical services designed for Mexico that the Company has envisioned for the past several years as the magnet for attracting the retiree market in Baja California, Mexico.

The primary focus for IHN will be a planned medical campus, to be built on Hills of Bajamar property. The medical campus was originally conceived for by IHN in 1997 and called for 150 acres at the south end of the property. The Company would retain the construction rights to build all required facilities on the combined 250 acres and maintain a property management contract. The campus would include an acute care hospital associated with a recognized U.S. medical provider, a medical school complete with dormitories, class rooms and auditorium, medical exhibition center, R & D facilities for pharmaceutical industry and facilities for long-term care combined with anti-aging and wellness programs. This campus would be important not only to the region, but to the Company's desire to create a retirement mecca on its properties.

NOTE 16.  CASH IN BANKS - RESTRICTED

The restricted cash in banks is funds left over from the $8 million loan from Capital Trust, Inc. that the Company did not have signature authority. The funds have since been recovered by the receiver (See "LEGAL PROCEEDINGS").

NOTE 17.  LOANS PAYABLE SHORT-TERM

The Company has made private offerings of its securities, including its common stock and nine-month corporate notes ("Notes"), in reliance on exemptions from the registration requirements of the Securities Act of 1933 and applicable state securities laws. The Company became the subject of a cease and desist order issued by the Wisconsin Securities Division, based on sales of its Notes to Wisconsin residents. The nine-month promissory note program was brought to the Company by the investment banking firm, Johnson, Richards & Company, Inc., and the Company relied on representations made by that firm that a federal exemption was available under the right terms and conditions. With the proceeds being used for specific projects etc., the Notes were considered commercial paper and exempt from securities registration. Although the Company believes it properly met the criteria for exemption, because it used the proceeds to acquire real estate and is arguing that the sales met the requirements of the Wisconsin private offering exemption, it has paid off all of the Notes due in Wisconsin. The Company has also agreed to a voluntary cease and desist order in California and North Carolina with respect to sales of those same Notes in that state. The California Department of Corporations and the North Carolina Department of Corporations both required the Company to offer rescission to investors in that offering and all California and North Carolina investors accepted that rescission offer. This requires the Company to repay all California and North Carolina investors their principal only, which the Company has already started paying. The California order does not prohibit future exempt or qualified sales of the Company's securities in California.

                             F-TRI-11

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEAR ENDING APRIL 30, 2001 (Audited)


NOTE 17, CONTINUED

Additionally, the Louisiana Commissioner of Securities and Connecticut Department of Banking are currently examining the sales of the Notes to its residents. In the event that it is found that the sales did not meet the requirements of applicable exemptions from registration, it is the position that the Company must refund all investments in the Notes to Louisiana and Connecticut purchasers. The Company issued approximately $1,500,000 in Notes to Louisiana investors. The Company has already started to pay off Notes due in Louisiana and intends to meet the balance of the refund obligation with a combination of revenues generated by Plaza Rosarito, equity and/or debt financing and the leveraging of portions of its real estate portfolio. There can be no absolute assurance, however, that the violations will in fact be cured in this manner and therefore it is possible that further remedial action may be required.

Because the Company has relied on federal and state exemptions for placement of its Notes, other states may find that the Company did not comply with the various blue sky exemptions. The consequences of any such violations may vary from state to state, but could include the requirement that the Company rescind some or all of the sales in such states at the request of the affected subscribers and prepare formal registration statements and/or other documentation at the request of the securities regulators. Additionally, the Company and/or its officers may be subject to civil and/or criminal fines or penalties including, but not limited to, a sanction with regard to the Company's ability to make any public offering in the future. It is believed that the Company can continue its operations through its development of cash and revenues from its ongoing operations despite the rescission offer in California and potential refund to Louisiana investors.

Short-term notes payable at April 30, 2001, consisted of the following:

    Corporate Notes payable
       9-month notes, interest at 10%,
       currently due                            $11,294,331

    Note payable to Capital Trust Guaranteed by 3 officers and Directors and a first trust deed on Plaza Rosarito, interest at 12%
       due November 21, 2001                      8,432,183

    Notes payable, short term
       interest at 10%, due January 31, 2001      1,630,955
                                                -----------

TOTAL                                           $21,357,469
                                                ===========

NOTE 18. LONG-TERM NOTES PAYABLE

Long-term notes payable at April 30, 2001, consisted of the following:

    Note payable and cash payable to
       DUBSCA upon closing of vacation
       ownership (timeshare) project            $ 9,079,055
                                                -----------

TOTAL                                           $ 9,079,055
                                                ===========

                        F-TRI-12

                     TRI-NATIONAL DEVELOPMENT CORP.
                    NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEAR ENDING APRIL 30, 2001 (Audited)


NOTE 20.  PROPERTY, FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following:

                                                April 30, 2001
                                                --------------


     Furniture and equipment                    $33,080
     Less accumulated depreciation              (33,080)
                                                --------
                                                $      0
                                                ========

NOTE 21.  LEASES

The Company leases one office facility in San Diego, California and one in Ensenada, Baja California under operating leases which expire in 2001 and the year 2002, respectively. The leases generally require the Company to pay all maintenance, insurance and property taxes and are subject to certain minimum escalation provisions. The Company also leases autos, equipment and computers.

Future minimum operating lease payments as of April 30, 2001 are as follows:

     2001                                       $210,700
     2002                                        252,840
                                                --------
                                                $463,540
                                                ========

NOTE 22.  GOING CONCERN

We require significant additional capital to restructure the Company's existing debt, build out and operate planned properties and for general working capital needs. Most critically, the $8,300,000 judgment held against the Company and several of its officers and directors by Capital Trust, Inc. and the $12,000,000 in nine-month corporate notes must both be restructured. We also require additional capital to invest in any new opportunities. Capital markets have recently been volatile and uncertain. These markets may not improve, and we may not be able to access these markets to raise additional capital. If we fail to obtain required new financing, the failure would have a materially adverse effect on our business and our financial condition. For example, if we are unable to access capital markets, we may have to restrict our activities or sell our interests, or in one or more of our subsidiaries or other ventures earlier than planned or at a "distressed sale" price.

The Company experienced net losses of approximately $8,540,199 in the year ended April 30, 2001, net income of $532,629 in the year ended April 30, 2000 and a net loss of $2,906,671 for the year ended April 30, 1999. Losses are likely to be significant for at least the next year to possibly two years as we restructure our debt and continue to invest additional funds into existing projects to bring them to cash flow, as well as investing in new projects. We may not generate profits in the short term or at all. If we fail to achieve profitability, that failure could have a negative effect on the market value of our common stock.

                             F-TRI-13